FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated August 16 2007 by Excel Maritime Carriers Ltd. Enters into Two-Year Time Charter Agreement for the M/V First Endeavour at $45,000 per day

Exhibit 1

NEWS RELEASE for August 16, 2007

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: nbornozis@capitallink.com

www.capitallink.com

Company:

Christopher Georgakis

Chief Executive Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: info@excelmaritime.com

       www.excelmaritime.com

Excel Maritime Enters into Two-Year Time Charter Agreement for the M/V First Endeavour at $45,000 Per day

ATHENS, GREECE – August 16, 2007 -- Excel Maritime Carriers Ltd. (NYSE: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, announced today that it has chartered M/V First Endeavour for a period of 23 to 25 months at US $45,000 per day to a first class charterer. The vessel will be delivered into charter on or about August 25th, 2007.

M/V First Endeavour is a Panamax dry bulk carrier of 69,111 dwt, built in 1994 in Japan, which the company acquired and took delivery of in May 2005.

CEO Christopher Georgakis commented, “We continue to consistently implement our balanced fleet deployment strategy and to take advantage of robust freight rates by securing profitable long term employment for our vessels at opportune times. In this context, we are pleased to report that we entered M/V First Endeavour into a two year charter with a first class charterer at the daily rate of $45,000, the highest fixed time charter rate in our fleet currently.

“Following this charter agreement, 60% of our fleet operating days for the second half of 2007 and 46% for the full year 2008 are currently fixed under short and long term time charters. This strategy enables us to lock in strong rates and cash flows for the longer term, while with the remainder of our fleet we continue to take advantage of spot market developments as they occur.

“I would also like to remind you that in the fourth quarter 2007 we expect to take delivery of the two Supramaxes we recently agreed to acquire, thereby adding fleet capacity at a period of high customer demand and strong freight rates.”

Fleet Deployment (as of the date of this Press Release):

Vessel Name	DWT	Year Built	Type	Deployment	Charter Commencement	Charter Period	Expected Redelivery	Charter Hire
Isminaki	74,577	1998	Panamax	Period	4/24/2007	24-26 months	May-09	$32,000
Angela Star	73,798	1998	Panamax	Period	10/27/2006	24-26 months	Nov-08	$26,500
Powerful	70,083	1994	Panamax	Period	7/07/2007	23-25 months	Jul-09	$39,000
First Endeavour	69,111	1994	Panamax	Period	8/25/2007	23-25 months	Sept-09	$45,000
Happy Day	71,694	1997	Panamax	Period	12/11/2006	23-25 months	Dec-08	$25,500
Renuar	70,128	1993	Panamax	Period	1/26/2007	22-24 months	Jan-09	$26,000
Princess I	38,858	1994	Handymax	Period	7/20/2007	22-24 months	Jun-09	$30,000
Rodon	73,670	1993	Panamax	Period	11/27/2006	21-23 months	Aug-08	$24,000
Fortezza	69,634	1993	Panamax	Period	8/30/2006	12-14 months	Sep-07	$28,000
Elinakos	73,751	1997	Panamax	Period	7/29/2006	11-12 months	Aug-07	$22,000
Marybelle	42,552	1987	Handymax	Short Period	1/20/2007	6-8 months	Sep-07	$25,000
Lady	41,090	1985	Handymax	Short Period	4/27/2007	6-8 months	Dec-07	$29,000
Emerald	45,588	1998	Handymax	Period	8/20/2007	5-7 months	Feb-08	$42,900
Vessel Name	DWT	Year Built	Type	Deployment
Birthday	71,504	1993	Panamax	Spot
Attractive	41,524	1985	Handymax	Spot
Swift	37,687	1984	Handymax	Spot
Additional Vessels to be delivered in Q4 2007
July M	55,567	2005	Supramax
Mairouli	53,206	2005	Supramax

About Excel Maritime Carriers Ltd.

The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. The Company’s current fleet consists of 16 vessels (ten Panamax and six Handymax vessels) with a total carrying capacity of 965,249 dwt. In addition, the company has agreed to acquire two Supramax vessels, expected to be delivered to the Company within the fourth quarter 2007. Upon delivery of these vessels the Company will have a fleet of 18 vessels (ten Panamax, two Supramax and six Handymax vessels) with a total carrying capacity of 1,074,022 deadweight tons. The Company was incorporated in 1988 and its common stock had been listed on the American Stock Exchange (AMEX) since 1998. As of September 15, 2005 Excel Maritime is listed on the New York Stock Exchange (NYSE), trading under the symbol EXM. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

SIGNATURES

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: August 16, 2007

  By: /s/ Christopher J. Georgakis

 ---------------------------------------------

 Christopher J. Georgakis

President and Chief Executive Officer